# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atlanticus Holdings Corp, CIK 0001464343
CUSIP: 04914Y102
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: FIVE CONCOURSE PARKWAY, Suite 300, ATLANTA, Georgia (GA), 30328
Date of event which requires filing of this statement: 12/16/2024
Amends the filing with accession number 0001437749-20-000239
Filed by CIK 0001106487
Persons authorized to receive notices and communications: Frank J. Hanna, c/o Atlanticus Holdings Corporation, Five Concourse Parkway, Suite 300, Atlanta, Georgia (GA), 30328, 770-828-2000; Paul Davis Fancher, Troutman Pepper Hamilton Sanders LLP, 600 Peachtree Street N.E., Suite 3000, Atlanta, Georgia (GA), 30308, 404-885-3310

## Reporting persons
- HANNA FRANK J III (CIK 0001106487): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 4,263,432; sole dispositive power 0; shared dispositive power 4,263,432; aggregate amount beneficially owned 4,263,432 (22.8% of the class)
  Comment: Rows 8, 10, and 11: Includes (i) 263,432 shares of Atlanticus Holdings Corporation's (the Issuer) common stock held by Bravo One Company, Inc. as Trustee for Bravo Trust One (Bravo Trust) and (ii) 4,000,000 shares of the Issuer's common stock underlying Series A Convertible Preferred Stock held by Dove Ventures, LLC (Dove). Bravo One Company, Inc. (Bravo) is the trustee for the Bravo Trust. Frank J. Hanna is the President, Secretary, and Treasurer and the sole owner of Bravo. Frank J. Hanna shares voting and dispositive power over the 4,000,000 shares of the Issuer's common stock underlying Series A Convertible Preferred Stock held by Dove with his brother David G. Hanna.
  
  Row 11: Excludes 3,273,072 shares of the Issuer's common stock that have been pledged to an entity controlled by Frank J. Hanna (the Pledgee) to secure a loan to an entity controlled by David G. Hanna and members of David G. Hanna's immediate family. The pledge agreement, prior to default, does not grant to the Pledgee (i) the power to vote or to direct the vote of the pledged shares or (ii) the power to dispose or direct the disposition of the pledged shares.
  
  Row 13: Based on 14,738,862 shares of the Issuer's common stock outstanding as of October 29, 2024, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024. Beneficial ownership is determined in accordance with the rules of the SEC, which deem a person to beneficially own any shares of the Issuer's common stock the person has or shares voting or dispositive power over and any additional shares of the Issuer's common stock obtainable within 60 days through the conversion or exercise of preferred stock, options or other purchase rights. Shares of the Issuer's common stock subject to preferred stock, options or other purchase rights that are currently exercisable or are exercisable within 60 days of December 16, 2024 (including shares subject to restrictions that lapse within 60 days of December 16, 2024) are deemed outstanding for purposes of computing the percentage ownership of the person holding such preferred stock, options or other purchase rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
- Hanna Sally R (CIK 0001800808): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 3,898,072; sole dispositive power 0; shared dispositive power 3,898,072; aggregate amount beneficially owned 3,898,072 (26.4% of the class)
  Comment: Rows 8, 10, 11: Includes 3,898,072 shares of the Issuer's common stock held by FSH Capital, LLC (FSH).
  
  Row 11: Excludes 3,273,072 shares of the Issuer's common stock that have been pledged to an entity controlled by Frank J. Hanna (the Pledgee) to secure a loan to an entity controlled by David G. Hanna and members of David G. Hanna's immediate family. The pledge agreement, prior to default, does not grant to the Pledgee (i) the power to vote or to direct the vote of the pledged shares or (ii) the power to dispose or direct the disposition of the pledged shares.
  
  Row 13: Based on 14,738,862 shares of the Issuer's common stock outstanding as of October 29, 2024, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024. Beneficial ownership is determined in accordance with the rules of the SEC, which deem a person to beneficially own any shares of the Issuer's common stock the person has or shares voting or dispositive power over and any additional shares of the Issuer's common stock obtainable within 60 days through the conversion or exercise of preferred stock, options or other purchase rights. Shares of the Issuer's common stock subject to preferred stock, options or other purchase rights that are currently exercisable or are exercisable within 60 days of December 16, 2024 (including shares subject to restrictions that lapse within 60 days of December 16, 2024) are deemed outstanding for purposes of computing the percentage ownership of the person holding such preferred stock, options or other purchase rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
- FSH Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,898,072; sole dispositive power 0; shared dispositive power 3,898,072; aggregate amount beneficially owned 3,898,072 (26.4% of the class)
  Comment: Rows 8, 10, and 11: Includes 3,898,072 shares of the Issuer's common stock held by FSH.
  
  Row 13: Based on 14,738,862 shares of the Issuer's common stock outstanding as of October 29, 2024, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024. Beneficial ownership is determined in accordance with the rules of the SEC, which deem a person to beneficially own any shares of the Issuer's common stock the person has or shares voting or dispositive power over and any additional shares of the Issuer's common stock obtainable within 60 days through the conversion or exercise of preferred stock, options or other purchase rights. Shares of the Issuer's common stock subject to preferred stock, options or other purchase rights that are currently exercisable or are exercisable within 60 days of December 16, 2024 (including shares subject to restrictions that lapse within 60 days of December 16, 2024) are deemed outstanding for purposes of computing the percentage ownership of the person holding such preferred stock, options or other purchase rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
- Dove Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,000,000; sole dispositive power 0; shared dispositive power 4,000,000; aggregate amount beneficially owned 4,000,000 (21.3% of the class)
  Comment: Rows 8, 10, and 11: Includes 4,000,000 shares of the Issuer's common stock underlying Series A Convertible Preferred Stock held by Dove.
  
  Row 13: Based on 14,738,862 shares of the Issuer's common stock outstanding as of October 29, 2024, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024. Beneficial ownership is determined in accordance with the rules of the SEC, which deem a person to beneficially own any shares of the Issuer's common stock the person has or shares voting or dispositive power over and any additional shares of the Issuer's common stock obtainable within 60 days through the conversion or exercise of preferred stock, options or other purchase rights. Shares of the Issuer's common stock subject to preferred stock, options or other purchase rights that are currently exercisable or are exercisable within 60 days of December 16, 2024 (including shares subject to restrictions that lapse within 60 days of December 16, 2024) are deemed outstanding for purposes of computing the percentage ownership of the person holding such preferred stock, options or other purchase rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
- Bravo One Company, Inc. as Trustee for Bravo Trust One: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 263,432; sole dispositive power 0; shared dispositive power 263,432; aggregate amount beneficially owned 263,432 (1.8% of the class)
  Comment: Rows 8, 10, and 11: Includes 263,432 shares of the Issuer's common stock held by Bravo Trust.
  
  Row 13: Based on 14,738,862 shares of the Issuer's common stock outstanding as of October 29, 2024, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024. Beneficial ownership is determined in accordance with the rules of the SEC, which deem a person to beneficially own any shares of the Issuer's common stock the person has or shares voting or dispositive power over and any additional shares of the Issuer's common stock obtainable within 60 days through the conversion or exercise of preferred stock, options or other purchase rights. Shares of the Issuer's common stock subject to preferred stock, options or other purchase rights that are currently exercisable or are exercisable within 60 days of December 16, 2024 (including shares subject to restrictions that lapse within 60 days of December 16, 2024) are deemed outstanding for purposes of computing the percentage ownership of the person holding such preferred stock, options or other purchase rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value per share
Name of issuer: Atlanticus Holdings Corp
Address of issuer's principal executive offices: FIVE CONCOURSE PARKWAY, Suite 300, ATLANTA, Georgia (GA), 30328
Comment:
This Amendment No. 2 to Schedule 13D (this Amendment) is being filed by Frank J. Hanna, Sally R. Hanna, FSH Capital, LLC (FSH), Dove Ventures, LLC (Dove) and Bravo One Company, Inc. as Trustee for Bravo Trust One (Bravo Trust). Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons. This Amendment is being filed to report that (i) on December 16, 2024, FSH donated 100,000 shares of Atlanticus Holdings Corporation's (the Issuer) common stock to a public charity; (ii) on April 4, 2024, EHP Capital, LLC sold 263,432 shares of the Issuer's common stock to Bravo Trust for estate and tax planning purposes; and (iii) on February 13, 2023, FSH donated 100,000 shares of the Issuer's common stock to a public charity.

Information in this Item 1, including this Item 1 Comment, and in each item of this Amendment shall be deemed incorporated by reference in all other items of this Amendment, as applicable.

This Amendment relates to the common stock, no par value per share, of the Issuer. The principal executive office of the Issuer is Five Concourse Parkway, Suite 300, Atlanta, Georgia 30328.

## Item 2. Identity and Background
Name of person filing:
(i) Frank J. Hanna;

(ii) Sally R. Hanna;

(iii) FSH;

(iv) Dove; and

(v) Bravo Trust.
Residence or business address: The address for each of Frank J. Hanna and Sally R. Hanna is c/o Atlanticus Holdings Corporation, Five Concourse Parkway, Suite 300, Atlanta, Georgia 30328. The address for each of FSH, Dove and Bravo Trust is 3883 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89169.
Present principal occupation or employment: Mr. Hanna's principal occupation is Chief Executive Officer of HBR Capital, Ltd., an administrative services firm, and Chief Executive Officer of Hanna Capital, LLC, an investment firm. Ms. Hanna does not have a principal occupation or employment. The principal activities of each of FSH, Dove and Bravo Trust are investment activities.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Frank J. Hanna and Sally R. Hanna is a citizen of the United States of America. Each of FSH and Dove is a Nevada limited liability company. Bravo Trust is a Nevada trust.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on December 30, 2019, the Issuer and Dove entered into a payoff letter (the Payoff Letter), pursuant to which the Issuer agreed to issue Dove 400,000 shares of newly-created Series A Cumulative Convertible Preferred Stock, no par value (the Series A Convertible Preferred Stock), in exchange for full satisfaction of the $40.0 million that the Issuer owed Dove under the Loan and Security Agreement, dated as of November 26, 2014, as previously amended, among the Issuer, certain subsidiary guarantors of the Issuer and Dove. The Issuer and Dove signed the Payoff Letter and completed the transactions provided for under the Payoff Letter on December 27, 2019.

In connection with the issuance of the Series A Convertible Preferred Stock, on December 27, 2019, the Issuer filed the Articles of Amendment Establishing Cumulative Convertible Preferred Stock, Series A (the Articles of Amendment) with the Georgia Secretary of State. The Articles of Amendment, which establishes the rights, preferences, privileges, qualifications, restrictions and limitations relating to the Series A Convertible Preferred Stock, became effective upon filing.

Pursuant to the Articles of Amendment, the Series A Convertible Preferred Stock has the following terms:

Liquidation Preference:

The Series A Convertible Preferred Stock ranks (i) senior in liquidation to all existing and future classes of the Issuer's common stock and (ii) pari passu or senior to all existing and future classes of preferred stock.

Per Share Liquidation Preference:

$100.

Dividends:

6% per year, cumulative, non-compounding, on the liquidation preference of $100.

Redemption:

The Series A Convertible Preferred Stock is perpetual and has no maturity date. The Issuer may, at its option, redeem the shares of Series A Convertible Preferred Stock on or after January 1, 2025 at a redemption price equal to $100 per share, plus any accumulated and unpaid dividends. At the request of a majority of the holders of the Series A Convertible Preferred Stock, the Issuer shall offer to redeem all of the Series A Convertible Preferred Stock at a redemption price equal to $100 per share, plus any accumulated and unpaid dividends, at the option of the holders thereof, on or after January 1, 2024.

Conversion:

Upon the election by the holders of a majority of the Series A Convertible Preferred Stock, each share of the Series A Convertible Preferred Stock is convertible into the number of shares of the Issuer's common stock as is determined by dividing (i) the sum of (a) $100 and (b) any accumulated and unpaid dividends on such share by (ii) an initial conversion price equal to $10 per share, subject to certain adjustment in certain circumstances to prevent dilution.

Voting Rights:

Except for approval of adverse changes to the terms of the Series A Convertible Preferred Stock, approval of sale of all or substantially all of the Issuer's assets, and triggering redemption or conversion of the Series A Convertible Preferred Stock, the holders of the Series A Convertible Preferred Stock have no voting rights except as required by law.

The terms of the Series A Convertible Preferred Stock are more fully described in the Articles of Amendment, a copy of which is filed as Exhibit B hereto and is incorporated by reference herein.

Dove is a limited liability company owned by three trusts. David G. Hanna is the sole shareholder and the President of the corporation that serves as the sole trustee of one of the trusts the beneficiaries of which include David G. Hanna. Frank J. Hanna is the sole shareholder and the President of the corporation that serves as the sole trustee of the other two trusts the beneficiaries of which include Frank J. Hanna. David G. Hanna and Frank J. Hanna are brothers.

Subject to applicable law, each Reporting Person may from time to time purchase additional securities of the Issuer, or rights or options to purchase such securities, through open market or privately negotiated transactions or exercises of derivative securities, or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action such Reporting Person deems to be in his, her or its best interests, or otherwise, depending upon existing market conditions, the price and availability of such securities and other considerations discussed in this paragraph. Each Reporting Person intends to review on a continuing basis various factors relating to his, her or its investment in the Issuer, including but not limited to the Issuer's business and prospects, the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, other investment and business opportunities available to such Reporting Person, such Reporting Person's general investment and trading practices, market conditions, estate planning considerations or other factors. Each Reporting Person has not yet determined which of the courses of actions specified in this paragraph he, she or it may ultimately take.

Except as set forth herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the following: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer?s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in the foregoing clauses (a) through (i); provided that any Reporting Person may, at any time and subject to applicable law and the policies of the Issuer, review or reconsider his, her or its position with respect to the Issuer and reserves the right to develop such plans or proposals that would relate to or result in the transactions described above and may hold discussions with or make proposals to management, the Board, other shareholders of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 7 through 11 and 13 of the cover pages of this Amendment and the footnotes thereto are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 11 and 13 of the cover pages of this Amendment and the footnotes thereto are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment, no Reporting Person has effected any transaction in the Issuer's securities in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of each Reporting Person, other than as described in this Amendment, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer owned by it.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Stockholders Agreement

On April 28, 1999, the Issuer, David G. Hanna, Frank J. Hanna, certain trusts that were affiliates of the Hannas, Richard W. Gilbert and Richard R. House entered into a stockholders agreement (the Stockholders Agreement) pursuant to which the parties agreed that (i) if one or more of the shareholders accepts a bona fide offer from a third party to purchase more than 50% of the outstanding common stock, each of the other shareholders that is a party to the agreement may elect to sell his shares to the purchaser on the same terms and conditions, and (ii) if shareholders that are a party to the agreement owning more than 50% of the common stock propose to transfer all of their shares to a third party, then such transferring shareholders may require the other shareholders that are a party to the agreement to sell all of the shares owned by them to the proposed transferee on the same terms and conditions. The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is filed as Exhibit C hereto and is incorporated by reference herein.

Common Stock Pledges

3,598,072 shares of common stock held by FSH have been pledged to secure a loan from an entity controlled by David G. Hanna. The pledge agreement, prior to default, does not grant to the pledgee (i) the power to vote or to direct the vote of the pledged shares or (ii) the power to dispose or direct the disposition of the pledged shares.

The amounts disclosed in this Amendment exclude 3,273,072 shares of common stock that have been pledged to an entity controlled by Frank J. Hanna to secure a loan to an entity controlled by David G. Hanna and members of David G. Hanna's immediate family. The pledge agreement, prior to default, does not grant to the pledgee (i) the power to vote or to direct the vote of the pledged shares or (ii) the power to dispose or direct the disposition of the pledged shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement (filed herewith)

Exhibit B: Articles of Amendment Establishing Cumulative Convertible Preferred Stock, Series A (incorporated by reference from Exhibit 3.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the SEC on November 8, 2022)

Exhibit C: Stockholders Agreement dated as of April 28, 1999 (incorporated by reference from Exhibit 10.1 to the Issuer's Registration Statement on Form S-1 filed with the SEC on January 18, 2000)

## Signatures
- HANNA FRANK J III: /s/ Frank J. Hanna, Frank J. Hanna (12/20/2024)
- Hanna Sally R: /s/ Sally R. Hanna, Sally R. Hanna (12/20/2024)
- FSH Capital, LLC: /s/ Sally R. Hanna, Sally R. Hanna, Manager (12/20/2024)
- Dove Ventures, LLC: /s/ Joshua C. Miller, Joshua C. Miller, Assistant Secretary (12/20/2024)
- Bravo One Company, Inc. as Trustee for Bravo Trust One: /s/ Joshua C. Miller, Joshua C. Miller, Assistant Secretary (12/20/2024)